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Industrial Ecosystems
2040 West Broadway
Bloomfield, NM  87413
Phone: 505-632-1786

March 20, 2000

Tim Levanberg
Staff Examiner
United States Securities and Exchange Commission
Washington  DC  20549

     Re:  Industrial Ecosystems (the "Company")
          Registration Statement on Form S-1
          SEC File No. 333-31724

Dear Mr. Levanberg:

In connection with the above referenced registration statement on Form S-1 that has been filed by the Company, the Company hereby requests the withdrawal of the registration statement, without prejudice, until such time as the Company may seek to resubmit a new registration statement.

If you have any questions regarding this application for withdrawal please telephone myself at (360-607-6144 or Mr. Elliott Taylor, the Company's counsel at (801) 463-6080.

Sincerely,

INDUSTRIAL ECOSYSTEMS, INC.

/S/ Tom Jarnagin
    Chief Executive Officer

cc:  Elliott N. Taylor, Esq.